GREAT-WEST
LIFECO INC.

RECEIVED
2008 APR 29 A 2:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 25, 2008

[redacted]

08002185

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release dated April 22, 2008 announcing Great-West Lifeco to release first quarter results

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

PROCESSED
MAY 01 2008
THOMSON REUTERS

Encls.

dlw 4/29

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco to release first quarter 2008 results

Winnipeg, April 22, 2008 . . . Great-West Lifeco Inc. will release its first quarter 2008 financial results on May 1, 2008.

The results will be discussed in a conference call and audio webcast hosted by company management at 3:00 p.m. (EDT) on May 1, 2008.

The one-hour call can be accessed by calling the following numbers:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

The presentation materials will be accessible on Great-West Lifeco's website following the release of the first quarter results, along with a printer-friendly version of the slide presentation at:
http://www.greatwestlifeco.com/english/presentations/05_01_08.html

A replay of the call will be available from May 1 - May 8, 2008 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3258989#). The archived webcast will be available from approximately 7:00 p.m. (EDT) on May 1, 2008 until May 1, 2009 on Great-West Lifeco's website at:
http://www.greatwestlifeco.com/english/presentations/05_01_08.html

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have more than $394 billion in assets under administration and are members of the Power Financial Corporation group of companies.

-end-

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

END